

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

February 20, 2009

<u>By Facsimile and U.S. Mail</u>

Edward Whittemore
Secretary
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, CT 06106

> **Re: Magellan Petroleum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 11, 2009**
> **File No. 1-05507**

Dear Mr. Whittemore:

　　We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

1. ANS Investments LLC and Mr. Jonah Meer have proposed matters in addition to the election of a director that will be voted upon at the annual meeting, namely the elimination of the classified board and repealing any amendments to the bylaws adopted since April 18, 2007. Please revise your proxy card to include these matters, or revise your proxy statement and card to state that shareholders will be disenfranchised with respect to those matters not listed on your proxy card.

2. Please revise to indicate that the proxy statement and proxy card are preliminary versions. Please revise throughout your document to clarify the color of your proxy card.

3. We note that you state that under the abandoned property law of some jurisdictions, a shareholder may be considered "missing" if that shareholder failed to communicate with you in writing. Please revise to explain the purpose of this language. For example, clarify whether shareholders will lose certain property rights if they fail to communicate in writing or if a "missing" shareholder affects the quorum requirement or the total number entitled to vote or considered to be present.

Proposal 1: Election of One Director, page 4

4. Please revise to include all of the information required by Item 5(b)(1)(iv)-(xii) of Schedule 14A with respect to Mr. Hastings. Since Mr. Hastings is a nominee, he is a participant in this solicitation. Refer to paragraph (a)(ii) of Instruction 3 to Item 4 of Schedule 14A.

5. Please revise to state, if true, that Mr. Hastings has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

Possible Solicitation in Opposition, page 4

6. We note that you make reference to the fact that the insurgent group has not filed any definitive proxy materials. Please revise to clarify that the participants may not have filed their definitive proxy materials because they may intend to rely on Rule 14a-5(c) and on your proxy statement to fulfill their disclosure requirements.

7. Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the ANS group and the material details of any discussions or correspondence.

Corporate Governance, page 11

8. Please revise to include the information required by Item 407(b)(1) of Regulation S-K and corresponding Item 7(d) of Schedule 14A.

9. Please revise to state whether the compensation committee has a charter. Refer to Item 407(e)(2) of Regulation S-K and corresponding Item 7(d) of Schedule 14A.

Proposal 6: Ratification of Appointment of Independent Registered Public…, page 46

10. Please revise to describe the nature of the services comprising the fees disclosed under Audit-Related Fees, Tax Fees, and All Other Fees. Refer to Item 9(e)(2), (3), and (4) of Schedule 14A.

Solicitation of Proxies, page 47

11. Please state the total amount estimated to be spent and the total expenditures spent to date for the solicitation. Refer to Item 4(b)(4) of Schedule 14A. Please note that you may exclude the costs represented by the amount normally expended for an election of directors in the absence of a contest. Refer to Instruction 1 to Item 4 of Schedule 14A.

12. We note that certain employees may solicit proxies. Please describe the class or classes of employees to be employed. Refer to Item 4(b)(2) of Schedule 14A.

13. Please describe any contract or arrangement with Corporate Election Services, or advise us. Refer to Item 4(b)(3) of Schedule 14A.

Form of Proxy

14. Please revise to indicate in bold-face type that the proxy is being solicited by the board. Refer to Rule 14a-4(a)(1). Please also disclose whether any matter is conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3).

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions